Exhibit 99.1

Acorn International Reports Financial Results for the Third Quarter of 2019, Declares Quarterly Dividend

Net Revenues Increased 49.4% Year-Over-Year to US$11.3 Million

SHANGHAI, December 11th, 2019 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced its preliminary unaudited financial results for the quarter and nine months ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•	Net revenues increased 49.4% year-over-year in Q3 2019 to US$11.3 million.

•	Gross profit rose 47.0% year-over-year in Q3 2019 to US$8.4 million.

•	Gross margin was 73.9% in Q3 2019, compared to 75.1% in Q3 2018.

•	Income from continuing operations was US$1.4 million in Q3 2019, compared to US$1.5 million in Q3 2018.

•	Net income was US$1.2 million in Q3 2019 as compared to net income of US$3.8 million in Q3 2018. The year-ago period includes a US$2.4 million capital gain from the sale of the Company’s Bright Rainbow Investments Limited (“Bright Rainbow”) subsidiary.

•	The board of directors declared a cash dividend for the third quarter of 2019 of US$0.0125 per ordinary share, or approximately US$0.25 per ADS, each of which represents twenty ordinary shares.

“In the third quarter of 2019, Acorn continued its sales momentum, with revenues up 49.4% while maintaining gross margins over 70%,” said Mr. Jacob A. Fisch, CEO and President of Acorn International.

“Our Babaka branded posture correction products posted another solid quarter and sales of Acorn Fresh continued to ramp up as it continued to expand its product portfolio by adding beef to its core seafood offerings. Acorn Digital Services, our social media and digital services division, executed on both our own and our clients’ brand-building efforts in China.”

“In keeping with our core focus on direct-to-consumer e-commerce and digital media marketing in China, we recently reached an agreement to sell our oxygen-generating products business, which sold products via an offline network of distributors in China. As we move forward, we will continue to focus on our core business of selling our own and third party branded products through e-commerce to consumers in China,” Mr. Fisch concluded.

Dividend

On November 22nd, 2019, the Company’s board of directors declared a cash dividend for the third quarter of 2019 of US$0.0125 per ordinary share, or approximately US$0.25 per ADS, each of which represents twenty ordinary shares. Record holders of the Company's ordinary shares at the close of business US Eastern Time on December 13th, 2019 (the "Record Date") will be entitled to receive the cash dividend for the third quarter of 2019. The Company expects Citibank N.A., the depositary bank for Acorn's ADS program, to distribute dividends to ADS holders as of the Record Date on or about December 20th, 2019. Dividends to be paid to the Company's ADS holders through the ADS Depositary will be subject to the terms of the deposit agreement by and among the Company, the ADS Depositary, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

Preliminary Financial Results for the Third Quarter of 2019:

Total net revenues were US$11.3 million in the third quarter of 2019, up 49.4% from US$7.6 million in the third quarter of 2018, primarily due to an increase in e-commerce sales of Babaka branded products and other products.

Cost of sales in the third quarter of 2019 was US$3.0 million, up 56.8% from US$1.9 million in the third quarter of 2018. The increase was attributable to increased sales volume and net revenues.

Gross profit in the third quarter of 2019 was US$8.4 million, up 47.0% from US$5.7 million in the third quarter of 2018. Gross margin was 73.9% in the third quarter of 2019, compared with 75.1% in the third quarter of 2018. The slight decrease in gross margin was due to changes in the product and platform mix of Babaka and a higher proportion of Acorn Fresh products, which have a slightly lower margin than Babaka branded products, in the product mix.

Total operating expenses in the third quarter of 2019 were US$7.0 million, up 67.5% from US$4.2 million in the third quarter of 2018. The increase in operating expenses was due primarily to an increase in selling and marketing expenses to support e-commerce sales as well as higher general and administrative expenses associated with higher staff expenses due to the expansion of Acorn Digital Services. These were partially offset by an increase in other operating income due to increased revenues from Acorn Digital Services and interest from the long-term loan to Cachet Hotels & Resorts.

Income from continuing operations was US$1.4 million in the third quarter of 2019, as compared to income from continuing operations of US$1.5 million in the third quarter of 2018.

Other income was US$0.7 million in the third quarter of 2019, compared to other income of US$2.4 million in the third quarter of 2018. The year-ago period includes a US$2.4 million capital gain associated with the sale of the Company’s Bright Rainbow subsidiary.

Net income from continuing operations was US$2.0 million in the third quarter of 2019. This compares to net income from continuing operations of US$3.6 million in the third quarter of 2018. Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 as well as the Company’s call center operations which were discontinued in the third quarter of 2019 (Refer to “Discontinued Operations” discussion below), was US$0.8 million in the third quarter of 2019, compared to net income from discontinued operations of US$0.2 million in the third quarter of 2018.

Net income attributable to Acorn was US$1.2 million in the third quarter of 2019. This compares to net income attributable to Acorn of US$3.8 million in the third quarter of 2018.

In the fourth quarter of 2019, the Company reached an agreement to sell its oxygen-generating products business, which is described in further detail below.

Preliminary Nine Months of 2019 Financial Results

Total net revenues were US$28.3 million in the first nine months of 2019, up 61.2% from US$17.6 million in the first nine months of 2018, primarily due to an increase in e-commerce sales of Babaka branded products as well as other products.

Cost of sales in the first nine months of 2019 was US$7.6 million, up 68.9% from US$4.5 million in the first nine months of 2018. The increase was attributable to increased sales volume and net revenues.

Gross profit in the first nine months of 2019 was US$20.7 million, up 58.6% from US$13.1 million in the first nine months of 2018. Gross margin was 73.1% in the first nine months of 2019, compared with 74.3% in the first nine months of 2018. The slight decrease in gross margin was due to changes in the product and platform mix of Babaka and a higher proportion of Acorn Fresh products, which have a slightly lower margin than Babaka branded products, in the product mix.

Total operating expenses in the first nine months of 2019 were US$19.3 million, up 58.6% from US$12.2 million in the first nine months of 2018. The increase in operating expenses was due primarily to an increase in selling and marketing expenses to support e-commerce sales as well as higher general and administrative expenses associated with higher staff expenses due to the expansion of Acorn Digital Services. These were partially offset by an increase in other operating income due to increased revenues from Acorn Digital Services and interest from the long-term loan to Cachet Hotels & Resorts.

Income from continuing operations was US$1.4 million in the first nine months of 2019, as compared to income from continuing operations of US$0.9 million in the first nine months of 2018.

Other income was US$5.5 million in the first nine months of 2019, primarily associated with a gain on the sale of the Company’s former principal office in Shanghai to a third party. This compared to other income of US$30.1 million in the first nine months of 2018, which was primarily due to a gain on the sale of the Company’s Bright Rainbow subsidiary.

Net income from continuing operations was US$7.0 million in the first nine months of 2019. This compares to net income from continuing operations of US$28.6 million in the first nine months of 2018, which was primarily due to the previously mentioned capital gain from the sale of Bright Rainbow.

Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 as well as the Company’s call center operations which were discontinued in the third quarter of 2019 (Refer to “Discontinued Operations” discussion below), was US$0.9 million in the first nine months of 2019, compared to a net loss from discontinued operations of US$1.3 million in the first nine months of 2018.

Net income attributable to Acorn was US$6.2 million in the first nine months of 2019. This compares to net income attributable to Acorn of US$27.3 million in the first nine months of 2018.

As of September 30, 2019, Acorn’s cash and cash equivalents, with restricted cash, totaled US$13.3 million. The cash balance at the end of the first nine months of 2019 reflects the payment of cash dividends totaling approximately US$3.9 million in 2019 and a drawdown of approximately US$4.9 million under the long-term loan to Cachet Hotels & Resorts after the increase of loan capacity from US$10 million to US$15 million. This compares to cash and equivalents, with restricted cash, of US$20.2 million as of December 31, 2018.

In the fourth quarter of 2019, the Company reached an agreement to sell its oxygen-generating products business, which is described in further detail below.

Discontinued Operations

In 2017, Acorn reached an agreement to sell a majority stake in its HJX electronic learning products business (“HJX Business”) to a third-party investor and operator, allowing the Company to focus on its core business. Acorn maintains a 37.5% stake in a joint venture established with this third party. As a result of this transaction, the Company is required by applicable accounting rules to treat the historical operations of the wholly-owned HJX Business as discontinued operations and the minority stake in the HJX Business as equity in losses of affiliates in the consolidated statements of operations for all periods presented, subject to the consolidation of the HJX Business into the joint venture entity.

In the third quarter of 2019, the Company completed shutting down operations at its call center in Wuxi, China. As a result, the Company is required by applicable accounting rules to treat the historical operations of the call center as discontinued operations for all periods presented.

Sale of Oxygen-Generating Products Business

In the fourth quarter of 2019, the Company's wholly-owned subsidiary, China DRTV, Inc. entered into an equity transfer agreement to sell 100% of the equity interests in its wholly-owned subsidiary, Zhuhai Acorn Electronic Technology Co., Ltd. ("Zhuhai Acorn"), to an unrelated third-party for a purchase price of US$1,450,000 in cash. The transaction is subject to certain specific closing conditions, includes a working capital adjustment and other adjustments, and is expected to close by early 2020. This sale, along with the shutdown of the call center, allows the Company to focus on its core business of selling its own and third party branded products through e-commerce to consumers in China.

Receipt of Non-binding Proposal to Acquire the Company

On November 4th, 2019 the board of directors of the Company (the “Board”) received a preliminary non-binding proposal letter (the "Proposal") from Mr. Robert W. Roche, Chairman of the Company, to acquire all of the outstanding shares of the Company not already owned by the Buyer Vehicle (as defined below) at US$19.50 per ADS or US$0.975 per ordinary share in cash, subject to certain conditions. According to the Proposal, it is anticipated that the Buyer Vehicle or its shareholders will control approximately 75% of the outstanding shares of ordinary shares of the Company. According to the Proposal, Mr. Robert W. Roche will form a transaction vehicle (the "Buyer Vehicle") for the purpose of pursuing the proposed transaction and will finance the proposed transaction with Buyer Vehicle's internal resources, or funds from affiliated entities, possibly supplemented by equity funding and/or debt financing. According to the Proposal, there is no definite arrangement in place for such equity or debt financing at this time.

The Board held a special meeting to consider next steps with respect to the Proposal, at which meeting the Board authorized formation of a Special Committee consisting solely of independent directors to consider the Proposal. The Special Committee has conducted several meetings, retained counsel, interviewed financial advisor candidates, and continues to analyze the Proposal; however, no decisions have been made with respect to the Company's response to the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be reached or executed, or that this or any other transaction will be approved or consummated.

Conference Call

Due to its receipt of the Proposal, the Company will not host a conference call. Please reach out our Investor Contacts listed below if you have any questions.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “strives,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements and include statements with respect to the Company’s continued focus on promoting its core products through digital media in China as well as on third-party e-commerce B2C platforms; its plan for continued development of Acorn Digital Services; its expected third quarter of 2019 payment of a cash dividend of US$0.0125 per ordinary share, or US$0.25 per ADS; the closing of the sale of the Company’s oxygen-generating products business, expected by early 2020; and with respect to the preliminary non-binding proposal from Mr. Robert W. Roche, Chairman of the Company, to acquire all of the outstanding shares of the Company not already owned by the Buyer Vehicle at US$19.50 per ADS or US$0.975 per ordinary share in cash, subject to certain conditions, whether any definitive offer will be made, any agreement will be reached or executed, or this or any other transaction will be approved or consummated. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China, as well as potential friction between the U.S. and China associated with their current trade dispute and related factors, which could potentially impact Acorn. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2018 annual report on Form 20-F filed with SEC on April 30, 2019. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of the Company’s Form 20-F for the fiscal year ended December 31, 2018. The Company’s actual results of operations for the second quarter and first nine months of 2019 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Martin Key	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

-     Financial Tables Follow     -

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	For the three months ended		For the nine months ended
	2018	2019	2018	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Direct sales	$6,219,453	$9,589,314	$14,405,700	$23,873,718
Distribution sales	1,346,782	1,717,452	3,177,431	4,472,297
Total net revenues	7,566,235	11,306,766	17,583,131	28,346,015

Cost of revenues
Direct sales	-1,470,324	-2,405,281	-3,449,561	-6,160,021
Distribution sales	-411,572	-546,308	-1,063,758	-1,463,158
Total cost of revenues	-1,881,896	-2,951,589	-4,513,319	-7,623,179

Gross profit
Direct sales	4,749,129	7,184,032	10,956,139	17,713,697
Distribution sales	935,210	1,171,144	2,113,673	3,009,139
Total gross profit	5,684,339	8,355,176	13,069,812	20,722,836
	75.1%	73.9%	74.3%	73.1%
Operating (expenses) income
Other selling and marketing expenses	-2,913,914	-5,279,234	-7,381,934	-13,580,188
General and administrative expenses	-1,514,118	-2,263,355	-6,314,892	-7,301,107
Other operating income, net	250,153	544,919	1,532,500	1,587,700
Total operating (expenses) income	-4,177,879	-6,997,669	-12,164,326	-19,293,594
Income (loss) from continuing operations	1,506,460	1,357,507	905,486	1,429,241

Interest expense	-	-	-	-
Interest income	232,614	114,381	509,237	267,606
Other income (expenses), net	2,355,392	659,927	30,057,693	5,522,463
Income (loss) from continuing operations before income taxes and equity in losses of affiliates	4,094,466	2,131,815	31,472,416	7,219,310

Income tax - current	-489,436	-139,365	-2,860,087	-190,872
Income tax - deferred	-	-	-6,751	-
Income (loss) from continuing operations before equity in losses of affiliates	3,605,030	1,992,450	28,605,578	7,028,438

Discontinued operations :
Income (loss) from discontinued operations	204,656	-755,830	-1,276,154	-865,670
Income (loss) from discontinued operations before equity in losses of affiliates	204,656	-755,830	-1,276,154	-865,670

Equity in losses of affiliates	-	-	-	-

Net income (loss)	3,809,686	1,236,620	27,329,424	6,162,768

Net income (loss) attributable to non-controlling interests	-1,196	-1,010	-3,554	-4,038
Net income (loss) attributable to Acorn International, Inc.	3,810,882	$1,237,630	$27,332,978	$6,166,806

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	2018/12/31	2019/09/30
Cash and cash equivalents	$20,143,783	$13,222,471
Restricted cash	76,243	74,511
Accounts receivable, net	3,520,440	4,370,771
Inventory, net	1,590,319	1,983,663
Other prepaid expenses and current assets	7,936,100	7,281,957
Loan receivable	3,597,392	3,689,093
Held-for-sale assets	2,881,370	466,626
Assets to be abandoned	579,644	20,172
Current assets	40,325,291	31,109,264

Property and equipment, net	660,157	586,800
Available-for-sale securities	38,858,216	37,706,133
Loan to related party	10,050,054	14,710,207
Right of use assets	-	1,619,030
Other long-term assets	243,236	276,657
Total assets	$90,136,954	$86,008,090

Accounts payable	2,057,539	2,716,432
Dividend payable	174,658	126,219
Accrued expenses and other current liabilities	12,726,641	7,027,550
Lease Liability	-	767,394
Income taxes payable	2,096,987	1,265,102
Deferred revenue	174,826	93,304
Liabilities to be abandoned	272,428	336,340
Current liabilities	17,503,079	12,332,341

Lease Liability	-	945,706
Deferred tax liability, net	630,574	611,879
Total liabilities	18,133,653	13,889,925

Ordinary shares	918,844	918,844
Additional paid-in capital	121,962,650	118,091,209
Statutory reserve	8,350,141	8,350,141
Retained earnings	(87,749,530)	(81,582,725)
Beginning balance	(118,876,713)	(82,820,355)
Net income (loss) attributable to Acorn	31,127,183	1,237,630
Appropriation of statutory reserve fund	-	-
Accumulated other comprehensive income	56,507,394	54,340,699
Treasury stock, at cost	(28,320,324)	(28,320,325)
Total Acorn International, Inc. shareholders' equity	71,669,175	71,797,843

Noncontrolling interests	334,126	320,322
Total equity	72,003,301	72,118,165
Total liabilities and equity	$90,136,954	$86,008,090

ACORN INTERNATIONAL, INC.

CONSOLIDATED CASH FLOWS

(In US dollars)

	Q3 2019	YTD 2019
	(Unaudited)	(Unaudited)
Operating activities:
Net income attributable to Acorn International, Inc.	$1,237,630	$6,166,806
Income (loss) from discontinued operations before equity in losses of affiliates	755,830	865,670
Noncontrolling interests (+)	-1,010	-4,038
Net income (loss) from continuing operations	1,992,450	7,028,438

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	-	-
Equity in losses of affiliates	-	-
Gains on diposals of available-for-sale securities	-	-
Gains on interest proceeds from loan to related party	-334,586	-873,207
Allowance for doubtful receivables	43,284	-11,483
Inventory write-downs	79,212	79,343
Depreciation and amortization	100,087	159,185
Losses (gains) on disposal of equipment	-311,548	-311,596
Losses (gains) on disposal of held-for-sales assets	-348,318	-4,174,197
Losses (gains) on disposal of affiliates	-	-280,850
Proceeds from disposal of financial products	-	10,489
Deferred income tax expenses (benefits)	-	-
Accrued interests on long-term debt	-	-
Accrued interests on convertible loan	-45,617	-137,179
Accrued interests on restricted cash	-	-
Changes in operating assets and liabilities		-
Accounts receivable	-1,032,704	-801,835
Notes receivable	-	-
Inventory	-300,239	-264,614
Prepaid advertising expenses	-	-
Other prepaid expenses and other current assets	3,638,699	1,626,496
Accounts payable	-1,001,778	-1,039,143
Accrued expenses and other current liabilities	-473,326	-460,642
Notes payable	-	-
Income taxes payable	-904,083	-1,547,441
Deferred revenue	-81,522	-81,522
Net cash provided by (used in) operating activities	1,020,011	-1,079,758

Investing activities:
Purchase of property and equipment	-15,230	-93,813
Proceeds from disposal of equipment	-	-
Proceeds from disposal of Held-for-sales assets	2,792,303	3,868,645
Proceeds from disposal of financial products		40,442
Interest proceeds from loan to related party	334,586	873,207
Investment in an affiliate	-	-
Disbursement for loan receivable	-	-
Disbursement for loan to related party	-200,000	-4,855,516
Decrease (Increase) in restricted cash	-1,317	-1,733
Sales of available-for-sale securities	-	-
Purchase of other long-term assets	-	-
Net cash provided by (used in) investing activities	2,910,342	-168,767

Financing activities:
Repurchase of ordinary shares	-	-
Disbursement for Dividend	-645,240	-3,871,441
Repayment of long-term debt	-	-
Net cash provided by (used in) financing activities	-645,240	-3,871,441

Effect of exchange rate changes	-780,941	-937,409

Cash flows from discontinued operations:
Operating activities:	-755,830	-865,670
Investing activities:	-	-
Financing activities:	-	-
Net cash flows from discontinued operations	-755,830	-865,670

Net increase (decreased) in cash and cash equivalents and restricted cash	1,748,343	-6,923,045
Cash, cash equivalents and restricted cash at the beginning of the year	11,548,639	20,220,026
Cash, cash equivalents and restricted cash at the end of the year	$13,296,981	$13,296,981

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